2050 – 1111 West Georgia Street ● Vancouver, BC, Canada ● V6E 4M3 ● 604.684.9497

NEWS RELEASE

October 17, 2011	Release 14-2011

WESTERN COPPER CLOSES SPIN-OUT OF ASSETS AND RECEIVES
CONDITIONAL LISTING APPROVAL FROM TSX

VANCOUVER, B.C. Western Copper and Gold Corporation ("Western Copper”) (TSX: WRN) (NYSE Amex: WRN) is pleased to announce the spin-out of Copper North Mining Corp. (“Copper North”) and NorthIsle Copper and Gold Inc. (“NorthIsle”) and the re-naming of Western Copper from Western Copper Corporation to Western Copper and Gold Corporation (“Western Copper and Gold”) have been completed. Copper North and NorthIsle have also received conditional listing approval from the TSX Venture Exchange (“TSXV”).

Western Copper anticipates that its common shares will continue trading on the Toronto Stock Exchange as new Western Copper and Gold Corporation shares ("New WRN Shares") on or about October 20, 2011. Its common shares will continue trading on the Toronto Stock Exchange as old Western Copper Corporation shares with an entitlement to New WRN Shares, Copper North shares and NorthIsle shares until the New WRN Shares begin trading on the TSX, despite the fact that the plan of arrangement has been completed. In order to receive New WRN Shares, Copper North Shares and NorthIsle Shares, an investor must execute a trade to purchase Existing WRN Shares on the TSX before the New WRN Shares commence trading on the TSX.

Western Copper anticipates that its common shares will commence trading on the NYSE Amex as New WRN Shares at the market opening on Tuesday, October 18, 2011. Common shares of Western Copper will no longer trade on the NYSE Amex as old Western Copper Corporation Shares with an entitlement to New WRN Shares, Copper North Shares and NorthIsle Shares.

Note that Copper North and NorthIsle will not be listed on the NYSE Amex. Copper North and NorthIsle have received conditional listing approval from the TSX Venture Exchange. It is anticipated that the common shares of Copper North and NorthIsle will commence trading on the TSX Venture Exchange on or about October 21, 2011 under the trading symbols "COL" and "NCX". .

Copper North Mining Corp.
In connection with the transaction, Copper North became a reporting issuer or the equivalent in British Columbia, Alberta, Saskatchewan, Manitoba, Quebec, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland and Labrador, the Northwest Territories and the Yukon Territory. The financial year-end of Copper North has been set at December 31. Copper North expects to file audited financial statements for the financial period ended December 31, 2011 and thereafter unaudited financial statements for the three, six and nine month periods ending March 31, 2012, June 30, 2012, September 30, 2012, respectively, and audited financial statements for the year ending December 31, 2012. Upon completion of the spin-out transaction, Copper North now holds Western Copper’s interests in the Carmacks Copper Project in the Yukon and the Redstone Project in the Northwest Territories.

Based on there being 93,002,503 common shares of Western Copper outstanding immediately prior to the effective time of the spin-out transaction, the issued capital of Copper North will be approximately 46,501,252 common shares.

1	TSX: WRN NYSE Amex: WRN

2050 – 1111 West Georgia Street ● Vancouver, BC, Canada ● V6E 4M3 ● 604.684.9497

NorthIsle Copper and Gold Inc.
In connection with the transaction, NorthIsle became a reporting issuer or the equivalent in British Columbia, Alberta, Saskatchewan, Manitoba, Quebec, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland and Labrador, the Northwest Territories and the Yukon Territory. The financial year-end of NorthIsle has been set at December 31. NorthIsle expects to file audited financial statements for the financial period ended December 31, 2011 and thereafter unaudited financial statements for the three, six and nine month periods ending March 31, 2012, June 30, 2012, September 30, 2012, respectively, and audited financial statements for the year ending December 31, 2012. Upon completion of the spin-out transaction, NorthIsle now holds Western Copper’s interests in the Island Copper and Gold Project located on Vancouver Island, British Columbia.

Based on there being 93,002,503 common shares of Western Copper outstanding immediately prior to the effective time of the spin-out transaction, the issued capital of NorthIsle will be approximately 46,501,252 common shares.

COMPANY OVERVIEW

Western Copper and Gold Corporation, formerly Western Copper Corporation (TSX:WRN / NYSE Amex:WRN), is a Vancouver based exploration and development company directly engaged in advancing its Casino Project, located in the Yukon.
www.westerncopperandgold.com

Contacts:	Paul West-Sells, President & COO
Julie Kim, Manager Corporate Communications & Investor Relations
Tel: 604-684-9497
Email: info@westerncopperandgold.com

NorthIsle Copper and Gold Inc. (TSX.V:NCX) is a Vancouver based junior resource company spun out from Western Copper Corporation in October 2011. NorthIsle is committed to the exploration and development of the Island Copper-Gold Project on Northern Vancouver Island.
www.northisle.ca

Contacts:	Jack McClintock, President & CEO
David Douglas, Chief Financial Officer
Tel: 604-638-2515
Email: info@northisle.ca

Copper North Mining Corp. (TSX.V:COL) was spun out from Western Copper Corporation in October 2011. Copper North’s key asset is the Carmacks Copper Project, located in the Yukon Territory, Canada. Carmacks is permitted for construction. Copper North also holds the early stage, high-grade Redstone deposit located in the Northwest Territories, Canada.
www.coppernorthmining.com

Contacts:	Sally Eyre, President & CEO
Julie Kim, Manager, Corporate Communications
Tel: 604-638-2505
Email: info@coppernorthmining.com

2	TSX: WRN NYSE Amex: WRN

2050 – 1111 West Georgia Street ● Vancouver, BC, Canada ● V6E 4M3 ● 604.684.9497

On behalf of the board,

“Dale Corman”
F. Dale Corman
Chairman & CEO	Chairman	Chairman
Western Copper & Gold Corporation	Copper North Mining Corp.	NorthIsle Copper & Gold Inc.

Cautionary Disclaimer Regarding Forward-Looking Statements and Information

Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities laws. Forward-looking statements and information generally express predictions, expectations, beliefs, plans, projections, or assumptions of future events or performance and do not constitute historical fact. Forward-looking statements and information tend to include words such as “may,” “expects,” “anticipates,” “believes,” “targets,” “forecasts,” “schedules,” “goals,” “budgets,” or similar terminology. Forward-looking statements and information herein include, but are not limited to, statements with respect to the completion of anticipated listings and trading and the expected timing thereof; anticipated regulatory approvals; anticipated exploration and development programs; and resource and reserve estimates. All forward-looking statements and information are based on Western Copper's or its consultants' current beliefs as well as various assumptions made by and information currently available to them. These assumptions include, without limitation that regulatory approvals to proposed listings will be obtained in a timely manner, that regulatory approvals will be available on acceptable terms, that exploration and development programs will proceed as planned and assumptions made in the Company's technical report(s) disclosing resources and reserves. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Forward-looking statements and information are inherently subject to significant business, economic, and competitive uncertainties and contingencies and are subject to important risk factors and uncertainties, both known and unknown, that are beyond Western Copper’s ability to control or predict. Actual results and future events could differ materially from those anticipated in forward-looking statements and information. Examples of potential risks are set forth in Western Copper’s annual report most recently filed with the U.S. Securities and Exchange Commission and the Canadian Securities Administrators as of the date of this press release. Accordingly, readers should not place undue reliance on forward-looking statements or information. Western Copper expressly disclaims any intention or obligation to update or revise any forward-looking statements and information whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

3	TSX: WRN NYSE Amex: WRN